Securities and Exchange Commission

Washington, DC 20549

Schedule TO-T/A

Tender offer statement under section 14(d)(1) OR 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Boston Capital Tax Credit Fund III L.P.

(Name of Subject Company(issuer))

Paco Development, L.L.C. (offeror)

SLCas, L.L.C. (other person)

(Names of Filing Persons (identifying status as

offeror, issuer or other person))

Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.

Attn: Scott M. Herpich

2345 Grand Boulevard

Suite 2400

Kansas City, Missouri 64108

Telephone (816) 292-2000

(Name, address and telephone number of person

authorized to receive notices and communications

on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$770,000	$154.00

* Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$154.00	Filing party:	Paco Development, L.L.C.
Form or registration no.:	SC TO-T	Date filed:	January 27, 2006

☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
[	] issuer tender offer subject to Rule 13e-4.
[	] going-private transaction subject to Rule 13e-3.
[	] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on January 27, 2006, and as amended on March 1, 2006, and March 7, 2006, by Paco Development, L.L.C., a Missouri limited liability company (the “Purchaser”), relating to an offer (the “Offer”) by the Purchaser to purchase up to 770,000 Beneficial Assignee Certificates (“BACs”) evidencing the beneficial interest of an assignee in the Series 19 limited partnership interests of Boston Capital Tax Credit Fund III L.P., a Delaware limited partnership (the “Partnership”) at a cash purchase price of $1.00 per BAC, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined below)) per BAC, if any, made to BAC holders by the Partnership after the date of the Offer, and less any transfer fees imposed by the Partnership for each transfer (the Purchaser believes the Partnership is currently charging $150 per trade) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2006, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

Item 1. Summary Term Sheet

(a)        The first paragraph under “DETAILS OF THE OFFER – 7. CONDITIONS OF THE OFFER” in the Offer to Purchase is deleted in its entirety and replaced with the following:

Notwithstanding any other term of the Offer, the Purchaser (i) will not be required to accept for payment or to pay for any BACs tendered, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer), and (ii) may withdraw the Offer; if at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

(b)        Subsection (e) under “DETAILS OF THE OFFER – 7. CONDITIONS OF THE OFFER” in the Offer to Purchase is deleted in its entirety and replaced with the following:

(e)  the General Partner or the Partnership shall have stated or otherwise indicated that it intends to refuse to take any action that the Purchaser deems necessary, in the Purchaser’s reasonable judgment, for the Purchaser to be the registered owner of the BACs tendered and accepted for payment hereunder, with full voting rights, simultaneously with the consummation of the Offer or as soon thereafter as is permitted under the Partnership Agreement, in accordance with the Partnership Agreement (as currently in existence) and applicable law.

Item 3. Identity and Background of Filing Person

(a)       The fourth paragraph under "CERTAIN INFORMATION CONCERNING THE PURCHASER" in the Offer to Purchase is deleted in its entirety and replaced with the following:

For certain information concerning SLCas's and the Purchaser’s managers, see Schedule I to this Offer to Purchase.

Item 7. Source and Amount of Funds or Other Consideration

(a)        The last paragraph under "CERTAIN INFORMATION CONCERNING THE PURCHASER" in the Offer to Purchase is deleted in its entirety and replaced with the following:

Source of Funds. Based on the Offer price of $1.00 per BAC, the Purchaser estimates that the total amount of funds necessary to purchase all BACs sought by this Offer and to pay related fees and expenses, will be approximately $790,000. The Purchaser expects to obtain these funds from committed equity contributions from its sole member, SLCas.

Item 11.	Additional Information

(a)       The first paragraph of Appendix A in the Offer to Purchase is deleted in its entirety and replaced with the following:

The following information was extracted from the Partnership’s Annual Report on Form 10-K for the year ended March 31, 2005, and the Quarterly Report on Form 10-Q for the period ending September 30, 2005 (collectively, the “Reports”). Although the Purchaser has no information that any statements contained in this Appendix A are untrue, the Purchaser did not assist in the preparation of the Reports, has not independently investigated the accuracy of the Reports, and is not in a position to verify or confirm the accuracy, inaccuracy, completeness or incompleteness of any of the information contained in the Reports or the failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information.

(b)        Schedule I in the Offer to Purchase is deleted in its entirety and replaced with the following:

EXECUTIVE OFFICERS

SLCas's and the Purchaser’s managers are DeAnn Duffield and Erik Lund. The Purchaser is wholly-owned by SLCas, L.L.C. (“SLCas”). SLCas and the Purchaser have no employees of their own. The name and principal occupation or employment of each manager of SLCas and the Purchaser are set forth below. Each is a United States citizen.

Name	Present Principal Occupation or Position and Five-Year Employment History
DeAnn Duffield

Ms. Duffield is a manager of the Purchaser and a manager of SLCas. Ms. Duffield has been employed by Maxus Properties since May 2005, serving as VP of Reporting and Administration. Ms. Duffield was not employed for the five year period prior to such time.

Erik Lund

Mr. Lund is a manager of the Purchaser and a manager of SLCas. Since July 2004, Mr. Lund has been employed by Maxus Properties as its Acquisitions Manager. Prior to July 2004, Mr. Lund worked at Ernst & Young’s National Cash Management Practice headquartered in Kansas City, MO for over four years as a senior advisor.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2006.

PACO DEVELOPMENT, L.L.C., a Missouri limited
liability company

By: /s/ DeAnn Duffield
DeAnn Duffield, Manager

SLCas, L.L.C.

By: /s/ DeAnn Duffield
DeAnn Duffield, Manager